PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 604 806 7000

Facsimile +1 604 806 7806

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Platinum Group Metals Ltd. of our report dated November 23, 2009 relating to the consolidated financial statements for the year ended August 31, 2009, August 31, 2008 and August 31, 2007 and the effectiveness of internal control over financial reporting as of August 31, 2009, which appears in the Annual Report to Shareholders.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

November 30, 2009

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.